UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 000-55751

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For Transition Period Ended:________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_______________________________________________________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant: STEM HOLDINGS, INC.

Address of principal executive office (Street and number): 2201 NW Corporate Blvd, Suite 205, Boca Raton, FL 33431

PART II

RULE 12-b 25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file its Form 10-Q within the prescribed time period without unreasonable effort or expense. The Registrant anticipates that it will file its Form 10-Q within the grace period provided by Exchange Act Rule 12b-25.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification: Steven Hubbard, Interim Chief Executive Officer, Tel. 561-237-2931.

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (see Attachment IV-3)

STEM HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

STEM HOLDINGS, INC.

By:	/s/ Steven Hubbard
Steven Hubbard
Interim Chief Executive Officer

Date: February 14, 2022

ATTACHMENT IV-3

As previously reported in the Company’s Form 8-K filed with the U.S. Securities and Exchange Commission on December 17, 2021, effective on December 15, 2021, the Company entered into a Share Exchange Agreement (together with a Settlement and Release Agreement) to divest its ownership of Driven Deliveries, Inc. and its related subsidiaries. In connection with the transaction, the Company cancelled and retired approximately 11,500,000 shares of Company Common Stock and recorded debt cancellation in the amount of approximately $7.1 million and an increase in working capital of approximately $4.1 million (collectively, the “Transaction”). As a result of the Transaction, the Company will record a significant loss from discontinued operations (which cannot be estimated at this time) in the fiscal quarter ended December 31, 2021. This loss will be reflected in the Company’s financial statements included in the Form 10-Q for the quarter ended December 31, 2021, which is the subject of this Notification of Late Filing. As of the date of this filing, the Company is not able to report with particularity a reasonable estimate of the results for the fiscal quarter ended December 31, 2021.